EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**11/22/11**
Item IDs	**5.02**
	7.01
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k8112911.htm**
	8-K
EX-99.1	**ex-99_1.htm**
	Press Release
GRAPHIC	**rjflogo.jpg**
	Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>11/22/11</value></field>
                <combobox sid="SubItem_itemId_"><value>5.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8112911.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8112911.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex-99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Press Release</value></field>
                <data sid="data2"><filename>ex-99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>rjflogo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>Logo</value></field>
                <data sid="data3"><filename>rjflogo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 22, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On November 22, 2011, the Company's Board of Directors promoted Dennis Zank to the position of Chief Operating Officer, effective January 3, 2012. Mr. Zank succeeds Chet Helck, who has held that office since 2002. Mr. Zank, age 57, has been the President of Raymond James & Associates, Inc. ("RJA"), since 2003. At RJA, one of the Company's broker-dealer subsidiaries, he had primary responsibility for its Private Client Group operations. Mr. Helck will continue to have responsibility for Private Client Group operations for our domestic and international broker-dealers.

On November 22, 2011, the Company's Board of Directors also adopted a new equity incentive plan, the Raymond James Financial, Inc. 2012 Stock Incentive Plan (the "new plan") and directed that it be submitted to shareholders for their approval at the Company's annual meeting on February 23, 2012. Although the new plan is an "omnibus plan" under which options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and cash can be awarded, the Company expects that it will continue its current practice of awarding only cash, options and restricted stock units (including dividend equivalent rights) for the foreseeable future. The new plan's initial share reservation will be 16,000,000 shares. In addition, under the new plan, the Company's existing equity award plans (*i.e.*, the 2002 Incentive Stock Option Plan, the 1996 Stock Option Plan for Key Management Personnel, the Stock Option Plan for Outside Directors, the 2007 Stock Option Plan for Independent Contractors, the 2005 Restricted Stock Plan and the 2007 Stock Bonus Plan (the "predecessor plans")) will "pour over" into the new plan the shares remaining in those plans on the date of the approval by shareholders. Any shares that would otherwise return to the predecessor plans by virtue of forfeiture, termination or expiration of awards granted under the predecessor plans will also become available under the new plan. The new plan will be attached as an appendix to the Company's proxy statement for the February shareholder meeting. On November 22, 2011, contingent options for 25,000 shares each were granted under the new plan to Mr. Reilly, Mr. Zank and Mr. Julien as part of the Company's biennial option grant cycle to permit the use of the new plan's Internal Revenue Code section 162(m) provisions for those options.

Item 7.01 Regulation FD Disclosure

On November 28, 2011, the Company issued a press release to announce several senior management promotions and changes. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by this reference.

The information furnished in this item, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated November 28, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 29, 2011

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Executive Vice President - Finance,
Chief Financial Officer and Treasurer



RAYMOND JAMES®

November 28, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES ANNOUNCES
KEY SENIOR MANAGEMENT APPOINTMENTS

ST. PETERSBURG, Fla. – Raymond James CEO Paul Reilly today announced several senior management promotions and changes, including implementation of the succession plan for Dick Averitt within the Raymond James Financial Services business unit, and naming current Raymond James & Associates President Dennis Zank as parent company chief operating officer. Reilly noted that Chet Helck will continue to oversee the firm's Global Private Client Group, including responsibility for Raymond James & Associates and Raymond James Financial Services, as well as the international PCG businesses.

"Dennis and his team have done an outstanding job growing our Raymond James & Associates PCG business," said Reilly. "We are looking forward to having his remarkable industry experience and institutional knowledge drive cross-organizational efficiencies, and provide leadership for strategic initiatives."

Zank has served as president of Raymond James & Associates' PCG unit for nine years. Prior to being appointed to his current position, he was executive vice president of Operations and Administration, overseeing the firm's securities and customer operations, client services, information technology, office services, human resources, financial and regulatory reporting, and international operations. Zank joined Raymond James' Accounting department in 1978, becoming controller in 1982. He was promoted to senior vice president in 1986 and executive vice president in 1992.

Reilly also announced succession plans for Dick Averitt, CEO and chairman of Raymond James Financial Services, who will be stepping down as the unit's CEO in the coming year.

"I would like to recognize and thank Dick for his remarkable leadership and years of service to the firm and our advisors," said Reilly. "His contributions are innumerable and his commitment to running Raymond James Financial Services with integrity, hard-work and a continual focus on our advisors and their clients is both a wonderful example for our future generations of leaders and an embodiment of the firm's values."

Averitt has led Raymond James Financial Services since 2002, joining the firm in 1978 as a financial planner and registered representative, where he became a leading advisor before joining the management team in 1984.

"Dennis and Dick have both played critical roles in the firm's growth and success over the past 33 years," noted Executive Chairman Thomas A. James. "Dennis has demonstrated excellent administrative skills, first managing our operations and technology, and more recently, our employee advisor business … he is well-suited to provide broad leadership in his new role." James continued, "Dick's track record has been similarly exemplary, starting as an advisor and then as a leader of advisors … he made major contributions supporting his predecessor and has performed extremely well leading Raymond James Financial Services over the past eight years."

Reilly announced other key appointments. Scott Curtis will be president of Raymond James Financial Services and managing director of its Independent Contractor Division, and Tash Elwyn will be president of Raymond James & Associates' Private Client business to succeed Zank. These appointments are effective January 3, 2012.

"We are pleased with the firm's continued growth, illustrated by record-breaking results in 2011, but we also understand the importance of remaining diligent with planning for the future. Proactive succession planning is part of that," said Reilly.

For the past six years, Curtis has been serving as senior vice president of the Raymond James & Associates PCG. Prior to his current role, he supported both domestic PCG businesses as president of the firm's insurance group, Planning Corporation of America (now Raymond James Insurance Group). He joined Raymond James nine years ago from GE Financial, where he served as senior vice president, leading several key business units during his 13 years with the organization. He earned a bachelor's degree from Denison University and an MBA from the University of Michigan. He will report to Dick Averitt during his transition and ultimately to Helck.

"I have been impressed with his understanding of our business and our advisor clients," said Averitt. "He has tremendous leadership skills and I look forward to working closely with him."

Elwyn joined Raymond James in 1993 as a financial advisor trainee following earning his bachelor's degree in political science from Emory University. After building a successful practice, he became a branch manager and was then promoted to divisional sales manager. For the past five years, he has served as the Atlantic divisional director. Elwyn will report to Chet Helck in his new role.

"Tash has made significant contributions to Raymond James & Associates' success," Zank noted. "He has provided strong sales management leadership in supporting his advisors' growth plans and adoption of best practices."

"This fiscal year we will be celebrating our 50th anniversary," Reilly continued. "These promotions reflect our evolution as an organization as well as our commitment to our strategic growth plans for the future."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have approximately 5,400 financial advisors serving 2 million accounts in 2,400 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $271 billion, of which approximately $34.8 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2011 annual report on Form 10-K, which is available on RAYMONDJAMES.COM and SEC.GOV.

For more information, please contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.